Marriott International, Inc.	Marriott Drive
Corporate Headquarters	Washington, D.C. 20058

Arne M. Sorenson Executive Vice President and Chief Financial Officer President, Continental European Lodging 301/380-4364 Phone 301/380-8646 Fax e-mail: arne.sorenson@marriott.com

April 6, 2009

Mr. Daniel L. Gordon

Branch Chief

Unites States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, DC 20549

RE: Marriott International, Inc.

Form 10-K for the fiscal year ended January 2, 2009

File No. 001-13881

Dear Mr. Gordon,

On behalf of Marriott International, Inc. (“Marriott”), this responds to your letter dated March 19, 2009 setting forth the comment of the Staff of the Division of Corporation Finance on our filing referenced above. The Staff’s comment is set forth below, followed by the related response. If you have further questions, we would be pleased to discuss this response with you at your convenience.

Comment #1:

We note that during 2008 you recorded an impairment related to a specific fractional and whole ownership real estate project held for development. Please tell us whether you tested all of your Timeshare segment interval, fractional ownership, and residential products for impairment during 2008 as a result of the downturn in market conditions, as noted in your footnote disclosure. Refer to paragraph 8 of SFAS 144.

Response to Comment #1:

In accordance with Marriott’s internal procedures, undiscounted cash flow projections are routinely prepared for certain long-lived assets, including Timeshare segment interval, fractional ownership, and residential products, which are grouped at the lowest level of identifiable cash flows. Additionally, in accordance with paragraph 8 of SFAS 144, Accounting for the Impairment of Disposal of Long-Lived Assets, (“SFAS 144”) we test long-lived assets (asset groups) for recoverability whenever events or changes in circumstances indicate that carrying values may not be recoverable.

Mr. Daniel Gordon

April 6, 2009

Page Two

Marriott’s Timeshare segment interval, fractional ownership and residential product inventory balance at the fiscal year ended January 2, 2009, the last day of our 2008 fiscal year, was $1.959 billion, which included inventory from 68 projects. During Marriott’s 2008 fiscal year, we tested approximately $1.608 billion, or 82 percent, of our Timeshare segment interval, fractional ownership, and residential product inventory balance for recoverability. Of the $1.608 billion tested, we evaluated $1.547 billion, or 96 percent, during the third and fourth quarters of 2008. The untested inventory, which totaled $0.351 billion, included $0.174 billion of assets acquired during our 2008 fiscal year, for which our carrying values approximated the assets’ fair values. As of the end of our 2008 fiscal year, there were no indicators of impairment as described in paragraph 8 of SFAS 144 for the untested inventory balance. In accordance with our internal procedures and as required by paragraph 8 of SFAS 144, we will continue to monitor and evaluate our Timeshare segment interval, fractional ownership and residential product inventory for recoverability.

We hope you find that this response answers the Staff’s question, but please contact Carl Berquist, Executive Vice President, Financial Information and Risk Management, at (301) 380-4326 if you have any further questions or would like to discuss our response. If the Staff does have additional questions, we would greatly appreciate having an opportunity to resolve them prior to our first quarter earnings release, which is scheduled for Thursday, April 23, 2009.

Sincerely,

/s/ Arne M. Sorenson
Arne M. Sorenson